Hometown International, Inc.

25 E. Grant Street

Woodstown, NJ 08098

August 28, 2015

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Lisa Kohl, Legal Branch Chief

Re:	Hometown International, Inc.

Draft Registration Statement on Form S-1

Submitted June 8, 2015

CIK No. 0001632081

Dear Ms. Kohl:

Hometown International, Inc. (the “Company”, “we”, “us” or “our”) hereby transmits our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 2, 2015, regarding the above referenced filing. As requested, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.	We note that the private placement pursuant to which the selling shareholders received their shares is ongoing. Please provide us with an analysis of why your private placement offering should not be integrated with this registered offering and, specifically, whether this registration statement constitutes a general solicitation for purposes of the ongoing private offering. In this regard, please see Question 139.25 of our Securities Act Compliance and Disclosure Interpretations, located at our website.

Response: We respectfully advise the Staff that the submitted registration statement only covers the resale of shares obtained through private placement offering by our selling shareholders and therefore does not constitute a registered offering. Furthermore, we respectfully advise the Staff that the underlying private placement offering does not a general solicitation because the investors in the private offering become interested in the private offering through means other than the registration statement and this registration statement is filed confidentially. Hence, the registration statement would not serve as a general solicitation for the private offering.

2.	Please file all required exhibits, such as the legal opinion in a timely manner so that we may have time to review them before you request that your registration statement become effective.

Response:	We respectfully inform the Staff that we will have filed the subscription agreement with the amendment and will file the legal opinion as soon as upon the closing of our currently on-going private placement offering.

3.	Please revise your disclosure throughout your filing to state that you are a shell company, as it appears from your disclosure that you have nominal operations and assets. See Rule 405 of Regulation C. Additionally, please disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities. Also, please add a related risk factor. Alternatively, tell us why you do not believe you are a shell company as defined by Rule 405 of Regulation C.

Response:	In response to Staff’s comment, we respectfully offer the below reason that our company is not a shell company as defined by Rule 405 of Regulation C. Pursuant to Rule 405 of Regulation C, a shell company is defined as a company with “(1) no or nominal operations; and (2) either: (i) no or nominal assets; (ii) assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

Because of their day-time job and therefore limited free time to work on the project, Paul Marina and Christine Lindenmuth began working on the concept of “Hometown Deli” in early 2013 when they found a suitable location at 541-A Mantua Avenue, for which the deli is anticipated to open later this year. Between 2013 and the date of this response letter, the Company has done the following to accomplish its goal of grand opening.

Between late fall and early winter of 2013, Company gutted the interior space of 541-A Mantua Ave, the future site of Your Hometown Deli. The space was once used as an office/retail space for a local canvasing company. During that time period, Company installed the carpet, took down walls and doors, and removed ceiling tiles and insulation due to water damage and wears and tears.

During the first quarter of 2014, Company began the process of upgrading the electric to sustain various types of refrigeration units including deli cases and beverage units, both hot and cold. Upgrades were deemed necessary by the management to meet the needs of a security system and appliances in the kitchen. Company also installed plumbing and gas lines for the kitchen and purchased a commercial grade six-burner oven. During the summer of 2014, to be compliant with local building codes and various ordinances, Company laid concrete for sidewalks, walkways and driveways, as well as a patio for refuse. We also painted the exterior of the building and purchased our first deli case and other kitchen supplies. Later in 2014, Company installed dry walls in the main dining area, put in fire wall and cement board for the kitchen and mounted an ANSUL system for commercial hood. Meanwhile, various sinks and tables were purchased, along with a second deli case. We also repaired the windows, patched, painted and polished the interior floor with epoxy covering for the finish.

Between winter of 2014 and now, Company has painted interior walls and put up chair rail and base-board in entire space. We also installed closet door, kitchen counter, deli counter and coffee bar. We finished the plumbing system in the kitchen and installed sinks, stove, and a grill. Wire racks were also purchased for shelving for the sale of convenience items. We also installed a new in-ground drainage system to reroute gutter water, as well as new ceiling tiles and insulation. We also graded our driveway and erected a store sign. There is also a cable phone line available to use.

We are currently working on finishing the wiring of the ANSUL fire system and security system, the installation of privacy fence around the trash can area and put in additional handicap parking spots in our parking lot to accommodate local ordinance. Although our deli has not opened as of the date of this registration statement, the Company has put in much work and effort to stay on track of its plan to open the space later this year. Because renovation and building work is a necessary part of our operation prior to our grand opening and we have completed much of the necessary work to achieve our goal of opening the deli, Company does not have only nominal operation and therefore should not be deemed as a shell company.

4.	Given the nature of the offering and the size of the offering relative to the number of shares outstanding held by non-affiliates, it appears that the shares being registered for resale by your selling shareholders may be a primary offering of your shares to the public, with the selling shareholders acting as a conduit in a distribution to the public. Please revise your prospectus to disclose that the selling shareholders will offer the shares at a fixed price for the duration of the offering. In this regard, we note that you indicate on the cover page of the prospectus that the selling security holders may offer shares at prevailing market prices should a market develop. Alternatively, please provide us with a detailed analysis as to why the proposed offering is not a primary offering on your behalf and thus should appropriately be characterized as a transaction eligible to be made pursuant to Rule 415(a)(1)(i) under the Securities Act. We may have further comment upon reviewing your response. Please refer to Question 612.09 of our Compliance & Disclosure Interpretations for Securities Act Rules.

Response:	We respectfully advise the Staff that in accordance with the interpretive guidance provided by the Staff in Questions 612.09 of the Compliance and Disclosure Interpretations (“C&DI”) for Securities Act Rules, the proposed offering is appropriately characterized as a secondary offering eligible to be made pursuant to Rule 415(a)(1)(i).

Under Securities Act Rules Compliance and Disclosure Interpretation 612.09 (“CDI 612.09”), the question of whether a purported secondary offering is actually a primary offering (i.e., whether a selling shareholder is actually an underwriter selling on behalf of the issuer) is a factual one. Under CDI 612.09, consideration should be given to (a) how long the selling shareholders have held the common stock, (b) the circumstances under which the selling shareholders received the common stock, (c) the selling shareholders’ relationship to the issuer, (d) the amount of common stock involved, (e) whether the selling shareholders are in the business of underwriting securities, and (f) whether under all of the circumstances it appears that the selling shareholders are acting as a conduit for the issuer. Based on its analysis of these factors, we have concluded that the selling shareholders are not underwriters. The following is our analysis under each of the factors:

(1)	How long the selling shareholders have held the common stock.

The common stock being registered by the selling shareholders were purchased through a Regulation D private placement offering commenced in June 2014 and pursuant to the Subscription Agreement attached as an exhibit to the registration statement. It has been more than fourteen months since the initial subscription as the private placement offering is still on-going. The length of the time committed by selling shareholders demonstrates that the shares were not obtained with a view to be distributed by the selling shareholders as an underwriter on behalf of our company.

(2)	The circumstances under which the selling shareholders received the common stock.

In the Subscription Agreement, each investor made customary investment and private placement representations and warranties to the Company, including that such investor (i) is an “accredited investor” as defined in Rule 501(a) under the Securities Act, (ii) is acquiring the underlying securities for its own account and not with a view to, or for distributing or reselling such securities or any part thereof in violation of the Securities Act or applicable state laws, (iii) does not have any agreement, plan or understanding, directly or indirectly, with any person to distribute or effect a distribution of any of the securities, (iv) reserves the right, subject to the provisions of the Subscription Agreement, to at all times to sell or otherwise dispose of all or any part of the securities pursuant to an effective registration statement under the Securities Act or under an exemption from such registration, and (v) has such knowledge, sophistication, and experience in business and financial matters so as to be capable of evaluating the merits and risks of the proposed investment and is able to bear the economic risk of an investment, including a complete loss of such investment.

The Company is neither aware of any evidence that would indicate that these representations were false nor aware of any evidence that the selling shareholders have any plan to act in concert to effect a distribution of their shares. The Company further notes that to do so would violate the representations made by the selling shareholders in the Subscription Agreement. In addition, the Company is not aware of any evidence that would indicate that a distribution would occur when the registration statement is declared effective.

Rule 100(b) of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” The Company is not aware of any evidence that would indicate that any special selling efforts or selling methods (such as road shows or other actions to condition the market for the Company’s securities) by or on behalf of the selling shareholders have or will take place if the registration statement is declared effective.

(3)	The selling shareholders’ relationship to the issuer.

It is the Company’s understanding that the selling shareholders are comprised of private investment funds and individual investors, none of whom had any relationship with the Company prior to their acquisition of the common stock and warrants in the private placements. The selling shareholders have not entered into any stockholders’ agreement and none have any representative on the Company’s board of directors or any other special rights as a stockholder. The Company has no contractual, legal, or other relationship with the selling shareholders that would control the timing, nature, and amount of resales of the shares following the effectiveness of the registration statement or whether such shares are even resold at all.

Furthermore, each selling shareholder represented in connection with its purchase of the Company’s securities that it acquired the securities for its own account and not for distribution or resale. The Company is neither aware of any evidence that would indicate that these representations were false nor aware of any evidence that the selling stockholders have any plan to act in concert to effect a distribution of their shares.

In addition, the Company will not receive any proceeds from any resale of the shares by the Selling Stockholders.

(4)	The amount of common stock involved.

The selling shareholders are seeking to register for resale up to 707,016 shares, consists of 235,672 shares of common stock and 471,344 shares of common stock underlying certain warrants previously issued to the selling shareholders through private placement offering. The Company acknowledges that this is a substantial number of common stock held by non-affiliates. However, according to CDI 612.09, this single factor alone is not determinative in the given analysis.

(5)	Whether the selling shareholders are in the business of underwriting securities.

It is the Company’s understanding that the selling shareholders are comprised of private investment funds and individual investors. To the Company’s knowledge, none of the selling shareholders is in the business of underwriting securities. Additionally, the issuance of shares covered by the Registration Statement was neither conditioned on the prior effectiveness of the registration statement nor otherwise conditioned on the selling shareholders’ ability to resell the shares. The facts indicate that the selling shareholders made a fundamental decision to invest in the Company and are rather long term investors not seeking to distribute on behalf of the Company.

Hence, it is Company’s belief that none of the features commonly associated with acting as an underwriter are present.

(6)	Under all of the circumstances it appears that the selling shareholders are acting as a conduit for the issuer.

Based on the foregoing analysis, the Company respectfully submits that the facts do not support the determination that the Selling Stockholders are acting as underwriters or as a conduit for the Company. All of the selling stockholders are long term investors of the Company and acquired in a bona fide Regulation D-exempt private placement transaction in which they made typical investment and private placement representations to the Company. Since such time, the selling shareholders have borne the full economic risk of ownership of their securities and likely will continue to do so for a significant period of time based on the lack of market for Company’s common stock. The Company also notes that it will not receive any proceeds from any resale of the shares by the selling shareholders.

(7)	Conclusion:

For the reasons set forth above, we respectfully submit to the Staff that the selling shareholders are not underwriters selling common stock on our behalf and the sales of common stock by the selling shareholders do not constitute an indirect primary offering.

Prospectus Summary, page 1

5.	Prominently disclose on the first page that your auditors have raised substantial doubt as to your ability to continue as a going concern. Also, disclose you are a development stage company, have no or limited active business operations, no revenues, and no significant assets. Further, quantify the amount of funding you will need to raise over the next 12 months to continue in business.

Response:	In response to the Staff’s comment, we respectfully provide disclosure on the first page of our registration statement that our auditors have raised substantial doubt as to our ability to continue as a going concern. We further disclose that we are a development stage company with limited active business operations and no revenue as of the date hereof. We also respectfully advise the Staff that it is Company’s belief that we will need to raise $225,000 (or the maximum amount of our private offering proceeds) over the next 12 months to continue our business.

Risk Related to our Business, page 3

6.	In your risk factors entitled “Difficulties Entering into New or Modified Arrangements with New Suppliers or Service Providers” and “Fluctuations in Food and Supply Costs” you refer to ongoing operations when you have no operations. Please revise these risks factors to reflect that these are risk you will face only if you begin operations. Please also revise throughout your prospectus to clearly state that you have not yet begun operations.

Response:	In response to the Staff’s comment, we respectfully revise the above risk factor on page 3 to the disclosure below to reflect that these are only potential risks that we will face once we begin our operations. We also revise our disclosures throughout the prospectus to state that we have yet to open our store.

“When we open our store and begin to operate our business, we plan to enter into contractual arrangements with various suppliers and service providers. We may encounter difficulties in negotiating pricing or other terms that are favorable to our business or able to fit into our financial budget. Our inability to enter into agreements on favorable terms may have an adverse affect on our business and operating results. We currently, however, do not have any contractual relationship with any of such suppliers or service providers and anticipate to face this risk when we open our deli.”

Adverse Effect of Increase in Cost of Marketing, page 4

7.	We note your statement that “[m]arketing and advertising costs are a significant percentage of company expenses.” Please quantify the amount of your marketing and advertising expenses to put this risk factor into context or revise this risk factor. In this regard, we note that you do not discuss the amount of your marketing and advertising expenses in MD&A and we cannot ascertain the amount of these expenses from your financial statements.

Response:	We respectfully inform the Staff that marketing and advertising costs are not currently a significant percentage of the Company’s expenses and we do not expect to incur significant marketing expenses as we only plan to do simple advertisement in local newspapers, and rely on word of mouth, posting flyers around town, email, and the sign out front of the store. We have removed the relevant risk factor on page 4.

May be Subject Now and in the Future to the SEC’s “Penny Stock” Rules, page 6

8.	Please revise your risk factor title and your risk factor to state that your common stock will be subject to the SEC’s Penny Stock rather than “may be.”

Response:	We respectfully inform the Staff that we have revised the risk factor title and the risk factor to state that our common stock “will” be subject to the SEC’s Penny Stock rules.

Use of Proceeds, page 8

9.	Please state explicitly here and on page two that there is no guarantee that any of the warrants will be exercised.

Response:	We respectfully inform the Staff that we have revised the disclosure on page 2 and page 8 under “use of proceeds” that there is no guarantee that any of the warrants will be exercised.

Determination of Offering Price, page 8

10.	Please clarify in this section that investors in the private placement received units consisting of one share of common stock and two warrants to purchase shares of common stock for $0.75/unit.

Response:	We respectfully inform the Staff that we have revised the disclosure in this section to clarify that the investors in the private placement received units consisting of one share of common stock and two warrants to purchase shares of common stock for $0.75 per unit.

Location, page 9

11.	We note your statement on page 10 that “[h]undreds of employees will eventually pass the Your Hometown Deli.” If true, please characterize this statement as management’s belief. Please also disclose the anticipated timeframe in which you believe this will occur.

Response:	We respectfully inform the Staff that we have revised the disclosure to characterize the above statement as management’s belief and also we expect it will occur in a few months from the opening of the deli.

Plan of Operations, page 11

12.	Please revise this section to clarify and better describe the status of your current operations and your proposed business operations. Please clarify the steps you have taken already, if any, to initiate your operations and the costs of these steps to you. Please discuss in greater detail the business activities you will undertake and how you will fund each step of your proposed business activities.

Response:	In response to the Staff’s comment, we respectfully revise the disclosure to clarify and describe the status of our current operation and our proposed business operations. We also respectfully describe the steps we have taken to initiate our operations and the costs of these steps. Lastly, we respectfully revise our disclosure to discuss the business activities we will undertake and how we plan to fund each step.

Transactions with Related Persons, Promoters and Certain Control Persons, page 16

13.	We note that on August 1, 2014 you entered into a consulting agreement with an entity related to one of your officers and that on November 21, 2014 you received an unsecured promissory note from a related party. Please revise your discloses in the first case to provide the name of the officer and in the second case the name of the related party.

Please also disclose how you determined the amount of rent that you will pay to MantuaCreek Group and the amount that you will pay for consulting services. Please also disclose here or in your MD&A the nature of services rendered pursuant to the consulting agreement.

Response:	We respectfully inform the Staff that the consulting agreement we entered into on August 1, 2014 was with Tryon Capital Ventures, LLC where Beth Floyd is a part time employee. On November 21, 2014, we received an unsecured promissory note from Chrtine Lindenmuth. We respectfully revise our language in this section to disclose the above.

The amount of rent was determined by current market rate for retail space in the area and discounted slightly because the tenants would be financing most of the leasehold improvements.

We also determined the consulting fee based on the current market rate for a consultant in the area of our business with similar background and experience.

The consulting agreement covers all of the back office services provided for the Company and additionally all of the work necessary to complete this registration statement filings and other work necessary to keep the Company compliance with the SEC. We have revised the disclosure herein and in the MD&A section to reflect the nature of services rendered pursuant to the consulting agreement.

Item 15. Recent Sales of Unregistered Securities , page 22

14.	Please revise your disclosure of your private placement to include the date or dates the shares were sold to the 28 investors.

Response:	In response to the Staff’s comment, we respectfully revise our disclosure to reflect that we currently have 34 investors who subscribed our shares between June 2014 and July 2015.

15.	Please file the subscription agreement used for the private placement referenced under this heading as an exhibit to your registration statement.

Response: We respectfully inform the Staff that we have filed the subscription agreement used for the private placement referenced herein as Exhibit 10.2.

If you have any questions regarding this response, please do not hesitate to contact me directly at (856)759-9034.

The Company acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Hometown International, Inc.

By: /s/ Paul F. Marin

Name: Paul F. Marina

Title: Chief Executive Officer